United States securities and exchange commission logo





                          November 13, 2020

       Tara Condon
       Vice President, Head of Legal Affairs
       BridgeBio Pharma, Inc.
       421 Kipling Street
       Palo Alto, CA 94301

                                                        Re: BridgeBio Pharma,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 6,
2020
                                                            File No. 333-249944

       Dear Ms. Condon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas Greenberg, Esq.